Exhibit 99.1

IGI Investor Presentation Q1 2021 May 2021

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements. Forward - looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID - 19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID - 19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20 - F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements. You should not place undue reliance upon any forward - looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CON T E NT S Company Overview 4 Investment Highlights 13 Financial Performance 25 Appendix 28

COMPANY OVERVIEW Section 1

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"(1)

IGI are specialists with recognized expertise in their lines of businesses

Local, specialized knowledge resulting in a **5-point** combined ratio **advantage** relative to peers(2)

Managed volatility – business focused on **capital preservation** and **underwriting profitability**

Intelligent reinsurance with **managed catastrophe exposure**, leading to stable underwriting results

~20 lines of specialty business that are **74% individually underwritten**

Active **cycle management** shifts focus to lines with **strong margins** and **rate momentum**

A – AM Best Financial Strength Rating: A Excellent

A- – S&P Global Ratings

10% avg. unlevered core operating **ROE** over 10 years including "soft market"

89% combined ratio through **market cycle** including heavy catastrophe years

0% financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2011 – Q1'21 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of 2020YE for HSX-LON, LRE-LON, BEZ-LON and Lloyd's of London.

International General Insurance Holdings Ltd.

5

Market Capitalization / Stock Price (NASDAQ: IGIC) $391.5mm / $8.56 (1) Shareholders’ Equity / BVPS $396.0mm / $8.71 LTM Gross Written Premium $468.7mm Q1 2021 Core Operating ROAE 14.9% Dividends Paid 40% of annual net after - tax profit paid semi - annually $0.17 dividend for period July 1, 2020 - December 31, 2020 paid on April 20, 2021 Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 251 Jabsheh Family Ownership 29.8% (2) 6 International General Insurance Holdings Ltd. Note: Financial data as of Q1 2021 (3/31/2021). (1) Market data as of 5/14/2021. Market Capitalization is calculated using [45.426mm] fully diluted shares outstanding. (2) Ownership percentage excludes unvested earn out shares, includes 363,278 shares purchased by Mr. Wasef Jabsheh in open market transactions during June, August and September 2020, and 50,000 shares purchased by Mr. Waleed Jabsheh in open market transactions during September 2020. Key Financial Metrics

$100.6 million Gross Written Premium Compared to $99.2mm in Q1'20 1.4% increase driven by portfolio optimization achieving improved terms and conditions 84.6% Combined Ratio Compared to 81.3% in Q1'20 5% favorable reserve development and 0.2% CAT ratio $5.0 million Investment Income Compared to ($2.0mm) in Q1'20 4 0 bps improv e ment in investment y ield and resilience in investment portfolio post Q1 2020 COVID impact $14.7 million Core Operating Income Compared to $13.4mm in Q1'20 15.5% of rate increases exceeding loss cost trends 14.9% Core operating ROAE Compared to 16.4% in Q1'20 490bps above 10 - year average ROAE Overview Q1 2021 Financial Performance Developments 7 International General Insurance Holdings Ltd. ▪ Continued diversification into new lines with experienced contingency underwriter joining in May 2021 ▪ Application for Malta - based European platform progressing well with expectation of writing premium in 2021

IGI - Global Specialty (Re)Insurer Evolution

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's credit ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Applied to Malta Financial Services Authority to establish European platform in Malta

IGI

NasdaqListed

$392mm market cap.

Source: Public filings. Market data as of 5/14/2021.
(1) FCA previously known as FSA.

International General Insurance Holdings Ltd.

8

Casualty 27% Financial I n s tit u t ions 8% Marine Liab ilit ies Inherent 1% Defects Insurance 2% Energy 16% Property 13% Engineering 7% G ene r a l A v iation 6% Ports & Te r m ina ls 7% Political V iolen c e 2% M a r ine Cargo 2% R e i n s ura n c e 9% ▪ Balanced specialty book across long - tail and short - tail lines of business ▪ Well diversified with mix of mature and high - growth, under - represented geographies ▪ Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long - standing, trusted relationships GWP by Line of Business GWP by Geography GWP by Broker Long - tail 38% S h ort - tail 53% R einsura nce 9% Specialty Business Diversified by Line, Geography, and Broker Distribution Broker 1 16% Broker 2 15% Broker 3 12% Broker 4 6% Broker 5 4% Ot he r s 48% Eu r op e 11 Q1’21 Gross Written Premiums were $100.6mm. 9 International General Insurance Holdings Ltd. Caribbean 7% A fri c a 6% Central A m e ri c a 6% North A m e ri c a 4% A u s tr alasia Worldwide 2% 4% South A m e ri c a 2%

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh
Founder, Chairman & CEO
- Over 40 years insurance experience
- Established ADNIC(1), Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh
President
- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh
Group COO
- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides
CEO IGI UK
- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi
Group CFO
- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

International General Insurance Holdings Ltd.

10

IGIC Shareholder Base (1) Commentary Institutional & Retail Investors Jabsheh Family Tiberius Sponsor and its transferees (2) Review of Shares Subject to Earn Out 3 , 012 , 500 contingent unvested common shares (“earn out shares”) are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp . ▪ The SPAC Sponsor and its transferees received 1.8mm earn out shares (61.2%) ▪ Wasef Jabsheh received 1.1mm sponsor shares (37.5%) ▪ Earn out shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out - of - the - money and are currently excluded from fully diluted share calculation Enhanced Alignment of Interest and Expected Improved Liquidity (1) Total fully diluted outstanding shares of 45.74mm (excluding earn out shares) based on IGI stock price of $8.17 as of 3/31/2021. (2) Shares held by the SPAC Sponsor’s transferees reflects the Tiberius founder shares that were distributed to the Sponsor’s members following the closing of the business combination, but does not include any other shares otherwise held or acquired by such transferees other than founder shares. x Strong alignment of interest through significant insider ownership x Employee’s long - term commitment strengthened by share - based compensation (Omnibus Incentive Plan established in 2020) x Enhanced liquidity supported by lock up expiration (on March 17, 2021) 67 . 8% 11 International General Insurance Holdings Ltd. 29.8% 2.4%

Genuine • Collaborative approach • Global team • Promote diversity 12 International General Insurance Holdings Ltd. Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innova t ive • Entr e preneuri a l environment • Employee responsibility • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients IGI Values Centre Around Integrity, Genuine Approach and Innovation

INVESTMENT HIGHLIGHTS Section 2

Disconnect Between IGIC Fundamentals and Stock Price 1 ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability 2 ▪ Superior Underwriting Performance Even in Heavier Loss Years 3 ▪ Active Cycle Management Balancing Growth and Risk Selection 4 ▪ Track Record of Delivering Results through the “Market Cycle” 5 ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 6 ▪ Optimized, Cost - Efficient Global Operations with a Physical Presence in Key Markets 7 ▪ High Quality ROAE with Managed Volatility Among Peers 8 ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business 9 ▪ Well - positioned for Future Shareholder Value Creation Opportunities 10 ▪ 14 International General Insurance Holdings Ltd. Key Investment Highlights

▪ Class - underwriting profit centres irrespective of geography risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $67.7 million which protects against 1:250 single - event 1 Significantly Less Volatility from Catastrophes ($ in bn) 2012 Hurricane Sandy 2018 Hu rric a ne Mic h a e l, California wildfires Industry Cat Loss ($bn) $160 2017 Hurricanes Harvey, Irma, Maria 2011 Japan, New Zealand e a rth q u a kes, Thailand flood IGI Combined Ratio Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. MGA - Origi na ted Business 17% Treaty 9% $31 .8 $59 .5 $143.2 $47 .7 $39 .6 $40 .5 $58 .3 $151 .4 $92 .8 $59 .7 $89 .0 97% 15 International General Insurance Holdings Ltd. 93% 87% 89% $80 .6 88% 86% 84% 87% 105% 89% 94% 89% ' 1 0 ' 1 1 '12 ' 1 3 ' 1 4 IGIC Combined Ratio Weather '15 '16 '17 Earthquakes / Tsunamis ' 1 9 ' 2 0 Man - made 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 ' 0 9 ' 1 8

0% 2 0% 4 0% 6 0% 8 0% 1 0 0% Combined Ratio 120% 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 Q 1'21 IGIC Peer Group Index (1) Source: SNL Financial, company filings. Note: Financial data as of Q1’21 for peers and as of 2020YE for Lloyd’s of London, HSX - LON, BEZ - LON, and LRE - LON. (1) Calculated as the average of the peer group’s median combined ratios from 2011 to Q1’21. Peers include: MKL, ACGL, WRB, RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. IGI Combined Ratio higher than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 89% IGI Combined Ratio Advantage: 5% Superior Underwriting Performance Even in Heavier Loss Years IGI Combined Ratio lower than peers 2 16 International General Insurance Holdings Ltd.

$203 $226 $240 $252 $242 $232 $275 $302 $349 $467 $469 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 LTM Q1'21 GPW by Business Segment ($mm) Strong Cycle Manage me nt Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation Accelerating Growth Sho rt - T a il Long - T a il Reinsu r a nce Active Cycle Management Balancing Growth and Risk Selection 3 17 International General Insurance Holdings Ltd.

Combined Ratio Un - Levered Core Operating ROAE Track Record of Delivering Results through the “Market Cycle” 87% 89% 88% 86% 84% 87% 105% 89% 94% 89% 85% Average: 89% 2 0 11 2 0 12 2 0 1 3 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 Q 1 ' 21 12% 12% 13% 12% 12% 10% 0% 9% 7% 10% 15% Average: 10% 2 0 1 1 2 0 12 2 0 13 2 0 14 2 0 15 2 0 1 6 2 0 17 2 0 18 2 0 19 2 0 20 Q 1 ' 21 4 18 International General Insurance Holdings Ltd.

31% 39% 2017 (1) Data based on case + IBNR reserve development. Q 1 ' 21 ▪ IBNR reserves reflect growth of specialty long - tail lines – IGI took advantage of the improving market in specialty long - tail lines with Q1 2021 rate increases on average of 33.7% ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long Tail As % of Total NPW Favourable Reserve Development Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation 5 $24 $27 $23 $9 $6 $6 $4 15% 17% 16% 3% 2% 5% 5% 2017 2018 2019 2 0 15 2 0 16 2 0 20 Q 1 ' 21 Favorable Development / NPE 19 International General Insurance Holdings Ltd. 37% 54% 2 0 17 Q1 ' 21

6 Optimized Global Operations with Physical Presence in Key Markets



London
Underwriting headquarters
Bermuda
Group holding company domicile
Underwriting parent company
Amman
Operational headquarters
Casablanca
Africa underwriting hub
Dubai
Middle East underwriting hub
Kuala Lumpur
Asia underwriting hub

- Largely London-based underwriting teams supported by back and middle-office operations in Amman, Jordan
- Non-underwriting staff primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration
- Amman hub provides cost-efficient central services to global underwriting platform

Non-Underwriting Employees by Location



Casablanca 1%
Labuan 2%
Dubai 2%
London 18%
Amman 77%

Amman	138
London	33
Dubai	4
Casablanca	2
Labuan	3
Non-U/W Total	180

Underwriters by Location



Labuan 4%
Casablanca 6%
Dubai 10%
London 48%
Amman 32%

London	34
Amman	23
Dubai	7
Casablanca	4
Labuan	3
Total Underwriters	71

International General Insurance Holdings Ltd.
20

7 High Quality ROAE with Managed Volatility Among Peers



Volatility of Annual ROTE (Determined By Sharpe Ratio)
Higher Returns, Lower Volatility
5th Quntile (Highest)
4th Quintile
3rd Quintile
2nd Quintile
1st Quintile (Lowest)
1st Quintile (Highest)
2nd Quintile
3rd Quintile
4th Quintile
5th Quintile (Lowest)
10 Year Return on Tangible Equity
Lower Returns, Higher Volatility
HCI
UVE
HRTG
PGR
IFC-CA
KNSL
AMSF
CB
ALL
RLI
LRE-LON
PLMR
AIZ
HIG
IGIC
TRV
AFG
JRVR
SIGI
ACGL
THG
KMPR
RE
MCY
WRB
BRK.B
PRA
ORI
SAFT
RNR
ESGR
EIG
MKL
HMN
CINF
CNA
UIHC
Y
SPNT
AXS
FFH-CA
AIG
GBLI
FNHC
DGICA
WTM
UFCS
ARGO
STFC
GLRE

Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns

Source: Dowling Research. Note: The chart represents 10-year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company's ROTE Standard Deviation.

International General Insurance Holdings Ltd.

21

We have had a very solid start to 2021 on the back of our strong performance in 2020. Our results for the first quarter of 2021 clearly illustrate the strength of our underwriting capabilities and our unique ability to respond swiftly to market dynamics to maximize profitability. – Wasef Jabsheh 2019 2020 2020 2019 Specialty Short - Tail Specialty Long - Tail YTD Cumulative Net Rate Movement Opportunity to Capitalize on Sector Tailwinds in Core Business 2021 2021 8 7.2% 22 International General Insurance Holdings Ltd. 7.8% 8.3% 10.0% 9.6% 18.2% 19.3% 18 . 4% 9.0% 17.7% 20.4% 24.9% 23.1% 29.2% 29.5% 30.2% 31.6% 33.7% Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31

Entry into U.S. market ▪ $22.9mm of gross written premiums for the last twelve months Capitalize on European market opportunities ▪ Application for Malta - based European platform progressing well Introduction of new lines of business ▪ UK - based Marine Trades business focused on smaller recreational marine market ▪ Marine Cargo business focused on specific elements of the general cargo market, medium - sized accounts and largely transit only and cargo “war on land” risks ▪ Contingency business focused on event cancellation / non - appearance; experienced underwriter joined in May 2021 Capital management ▪ Authorized $5mm common share and/or warrant repurchase programme IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves Well - positioned for Future Shareholder Value Creation Opportunities 9 23 International General Insurance Holdings Ltd.

17.7% 17.6% 14.9% 13.8% 12.7% 10.7% 7.6% 6.9% 3.4% 3.4% (60.6%) 2 ARGO K N S L AXS W R B 87.9% 73.1% 59.1% 58.6% KNSL R L I W R B JRVR 6.2 4.28x 2.23x 1.65x 7x KNSL R N R I G IC RE 37.1% 26.4% 20.1% 17.2% KNSL I G IC RLI W R B 80.0% 84.6% 86.9% 90.1% MKL K N S L I G IC RLI MKL 55.7% MKL 1.35x MKL 12.5% ACGL 90.7% WRB ACGL 46.2 % ACGL 1.32x ACGL 11.7% MKL 93.9% RE RLI 46.0 % RNR 1.22x JRVR 10.1% RE 98.1% ACGL RE R N R JR V R IGIC 2.9 43.8% ARGO 34.2% RE 3.7% AXS % IGIC 1.21x 1.12x 1.04x 0.99x A WRB R G O RLI A XS 1. 9.4% 7.1% 6.0% 4% AXS R N R A R G O JRVR 98.9% AXS 103.1% RNR 103.8% ARGO 199.2% JRVR Price Performance Since IGIC IPO (3/18/20) Price - to - Book Multiple Q1’21 vs. Q1’20 Underwriting Revenue Growth Combined Ratio Operating Return on Average Equity Q1’21 Financials Disconnect Between IGIC Fundamentals and Stock Price Source: SNL Financial, company filings. Market data as of 05/14/2021. Note: Underwriting revenue represents net earned premiums. 10 24 International General Insurance Holdings Ltd.

FINANCIAL PERFORMANCE Section 3

Selected Financial Data

($ in mm)	Year ended December 31, 2016	2017	2018	2019	2020	Quarter ended, March 31, 2020	2021
Operating Results:							
Gross Written Premiums	$232.2	$275.1	$301.6	$349.2	$467.3	$99.2	$100.6
Underwriting Income	51.6	23.6	56.1	52.0	77.4	23.2	27.6
Core Operating Earnings	**$29.5**	**$1.3**	**$28.6**	**$21.1**	**$34.1**	**$13.4**	**$14.7**
Core Operating Return on Equity (1)	**10.3%**	**0.4%**	**9.5%**	**6.9%**	**9.6%**	**16.4%**	**14.9%**
Key Metrics:							
Loss Ratio	45.3%	59.2%	46.5%	54.8%	53.5%	46.3%	50.0%
Policy acquisition expense ratio	22.0%	24.7%	22.9%	21.1%	19.2%	19.9%	16.4%
G&A expense ratio	19.9%	21.1%	19.3%	18.2%	16.5%	15.1%	18.2%
Combined Ratio	**87.1%**	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**81.3%**	**84.6%**
Financial Position:							
Investments and Cash Portfolio	$493.6	$489.6	$505.0	$604.7	$775.3	$639.0	$781.1
Debt	--	--	--	--	--	--	--
Stockholders' Equity	301.2	301.4	301.2	312.1	394.6	344.0	396.0
Book Value per Share	--	--	--	--	$8.69	$7.57	$8.71
Select Ratios:							
Retention Ratio (NPW / GPW)	*64.4%*	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*79.8%*	*76.6%*
Premium Leverage (NPE / Shareholders' Equity)	*57.6%*	*48.7%*	*60.8%*	*71.6%*	*80.2%*	*87.8%*	*83.1%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage (2)	*180.2%*	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*204.7%*	*197.9%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year shareholders' equity.

International General Insurance Holdings Ltd.
26

Total Investment Income, Net ($mm) Total Investments and Cash Breakdown Fixed Income Portfolio Credit Ratings Q1 2021 Total Investments and Cash: $781.1 million Average Credit Rating: A Average Fixed Income Duration: 3.25 Years Equivalents 13.8% Term Depo s i ts 24.2% Fi x ed Inc om e Securities 51.9% Eq u i ty Sh ares 6.0% Real Estate Cash & Cash 4.0 % Defensively Positioned, Conservative Investment Portfolio Q1'2020 Q1'2021 Total investment income, net ($2.0) $5.0 Share of Profit or Loss from Associates 0.0 0.1 Other (1) 4.6 (1.1) Net Investment Income $2.6 $4.0 ($2.0) $5.0 AAA 10.9% (1) Includes realized gain / (loss) on investments, unrealized gain / (loss) on investments, gain (loss) on investment properties and expected credit losses on investments. 27 International General Insurance Holdings Ltd. AA 7.4 % BBB 30.8 % Non - Investment Grade / Unrated 2.2%

International General Insurance Holdings Ltd. Appendix

IFRS Summary Income Statement

($ in mm)	Year Ended December 31, 2016	2017	2018	2019	2020	Quarter Ended March 31, 2020	2021
Gross Written Premiums	$232.3	$275.1	$301.6	$349.2	$467.3	$99.2	$100.6
Reinsurance Share of Insurance Premiums	(82.7)	(114.3)	(98.2)	(97.1)	(128.9)	(20.0)	(23.5)
Net Written Premiums	**$149.6**	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$79.2**	**$77.1**
Net Change in Unearned Premiums	8.2	(14.0)	(20.1)	(36.6)	(54.9)	(10.7)	5.2
Net Premiums Earned	**$157.9**	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$68.5**	**$82.3**
Net Claims and Claim Adjustment Expenses	(71.5)	(86.9)	(85.3)	(118.1)	(151.7)	(31.7)	(41.2)
Net Policy Acquisition Expenses	(34.8)	(36.2)	(42.0)	(45.4)	(54.4)	(13.6)	(13.5)
Net Underwriting Results	**$51.6**	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$23.2**	**$27.6**
Total Investment Income (1)	12.2	13.6	9.4	13.0	8.5	(2.0)	5.1
General & Administrative Expenses	(31.3)	(30.9)	(35.4)	(39.3)	(46.9)	(10.4)	(15.0)
Listing Associated Extraordinary Expenses	-	-	-	(4.8)	(3.4)	(2.5)	0.0
Other Income / Expenses & Bargain Purchase (2)	(0.8)	(1.8)	(1.2)	(1.4)	(4.4)	2.1	(0.7)
Gain / (Loss) on Foreign Exchange	0.3	2.6	(3.4)	5.7	2.5	(11.9)	(1.2)
Profit Before Tax	**$32.0**	**$7.0**	**$25.6**	**$25.3**	**$33.7**	**($1.5)**	**$15.8**
Tax	0.9	0.0	(0.1)	(1.7)	(2.1)	0.6	(1.3)
Profit for the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**	**$31.6**	**($0.9)**	**$14.5**

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.
(2) Q1 2020 Bargain Purchase of $2.4 million included in Other Income / Expenses.

International General Insurance Holdings Ltd.
29

IFRS Reconciliation – Core Operating Earnings 30 International General Insurance Holdings Ltd. (1) Represents a non - IFRS financial measure as the line item balances reported in the “IFRS Summary Income Statement” have been adjusted for the related tax impact. (2) Related to the business combination with Tiberius Acquisition Corp. in March 2020. Year Ended December 31, Quarter Ended March 31, ($ in mm) 2016 2017 2018 2019 2020 2020 2021 Profit For the Period $32.9 $7.0 $25.5 $23.6 $31.6 ($0.9) $14.5 Net Realized Losses (Gains) on Investments (1) (2.7) (3.1) (1.3) (1.0) (0.9) - 0.1 Net Impairment Losses Recognized in Earnings 0.3 0.1 0.0 (0.0) - - - Unrealized Loss (Gain) on Revaluation on Financial Assets (1) - - 0.9 (1.6) - 4.2 (1.3) Expected Credit Losses on Investments - - - - 0.3 - - Fair Value Changes of Held for Investments 0.2 (0.1) - - - - - Fair Value Change on Investment Property (1.0) - - 0.3 2.0 - 0.2 (Gain) / Loss on Foreign Exchange (Tax Adjusted) (1) (0.3) (2.6) 3.4 (4.9) (2.3) 10.0 1.2 Listing Associated Extraordinary Expenses - - - 4.8 3.4 2.5 - Bargain Purchase (2) - - - - - (2.4) - Core Operating Income $29.5 $1.3 $28.6 $21.2 $34.1 $13.4 $14.7

Book Value per Common Share and Diluted Book Value per Common Share Note: IGI share price as of 3/31/2021: $8.17. (1) Using the “as - if - converted” method, assuming all proceeds received upon exercise of in - the - money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. ($ and share count in mm, except per share values) A s o f M a r c h 31 , 202 1 Potential Shares Shares O u t s t a nd i ng C o m m on Equity Book Value per Share Basic Book Value per Share 45 . 47 1 $396 . 0 $8 . 7 1 Dilutive Impact of Shares Subject to Earn Out: Earn Out Earn Out In - the - Money Impact to Impact to Book Share Price Shares Shares Common Equity Value per Share $11 . 5 0 $12 . 7 5 $14 . 0 0 $15 . 2 5 1 . 400 0 0 . 600 0 0 . 550 0 0 . 462 5 -- -- -- -- -- -- -- -- -- -- -- -- Total Impact of Earn Out Shares 3 . 012 5 -- -- -- Strike Price Warrants In - the - Money Impact to Impact to Book Outstanding Warrants Common Equity Value per Share Dilutive Impact of Warrants: $11 . 5 0 17 . 250 0 - - - - -- 17.2500 -- -- -- Total Impact of Warrants Diluted Book Value per Share (1) 45.4711 $396 . 0 $8 . 7 1 31 International General Insurance Holdings Ltd.

For more information: 32 International General Insurance Holdings Ltd. Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel Hamid Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688